Corindus Vascular Robotics, Inc. 8-K

Exhibit 3.1

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

CORINDUS VASCULAR ROBOTICS, INC.

FIRST:       The name of the corporation is Corindus Vascular Robotics, Inc. (the “Corporation”).

SECOND:       The address of the Corporation’s registered office in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

THIRD:       The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware, as amended (the “DGCL”).

FOURTH:       The total number of shares of stock which the Corporation shall have authority to issue is 1,000 shares of Common Stock, par value $0.0001 per share.

FIFTH:       Election of directors need not be by written ballot, unless the Amended and Restated Bylaws (“Bylaws”) of the Corporation shall so provide.

SIXTH:        The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Amended and Restated Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

SEVENTH: In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors of the Corporation is expressly authorized and empowered to make, alter or repeal the Bylaws as set forth in the Bylaws, subject to the power of the stockholders of the Corporation to alter or repeal any bylaw made by the Board of Directors of the Corporation.

EIGHTH: No director of this Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director. Notwithstanding the foregoing sentence, a director shall be liable to the extent provided by applicable law, (i) for breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. No amendment to or repeal of this Article EIGHTH shall apply to or have any adverse effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal. Notwithstanding the foregoing, if the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Notwithstanding the foregoing, no director of this Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty owed to the Corporation or its stockholders occurring at or prior to the effective time (the “Effective Time”) of the merger of Corpus Merger, Inc., a Delaware corporation (“Merger Sub”), with and into the Corporation (the “Merger”) pursuant to the Agreement and Plan of Merger, dated as of August 7, 2019, by and among Siemens Medical Solutions USA, Inc., Merger Sub and Corindus Vascular Robotics, Inc. (“Target”).

NINTH: For a period of six (6) years from the Effective Time, the exculpation, indemnification and advancement of expenses provisions of the Certificate of Incorporation and Bylaws of Target as in effect immediately prior to the Effective Time shall survive and continue to be in full force and effect solely with respect to acts or omissions of each of the directors and officers of Target occurring at or prior to the Effective Time.